Exhibit 99.1

Safe-T Group Ltd. Expects Record Nine Month 2022 Revenues to Increase
~107% Year-over-Year to More Than $13.5 Million

The Company’s loss was significantly decreased during the third quarter of 2022

HERZLIYA, Israel, October 19, 2022 - Safe-T® Group Ltd. (Nasdaq: SFET) (TASE: SFET) (“Safe-T” or the “Company”), a global provider of cybersecurity and privacy solutions to consumers and enterprises, today provided preliminary revenue guidance for the three- and nine-month ended September 30, of 2022.

Based upon a preliminary, unaudited review, Safe-T expects to report revenues for the quarter ended September 30, 2022, of approximately $4.8 million, an increase of approximately 42% compared to $3.38 million reported during the third quarter of 2021. Revenues for the nine-month period ended September 30, 2022 are expected to exceed $13.5 million, compared to revenues of $6.5 million reported in the equivalent period of 2021, representing growth of approximately 107%. Revenue growth continues to be driven by the Company’s ongoing investment in its leading privacy products.

Shachar Daniel, Chief Executive Officer of Safe-T, stated, “Safe-T continues to execute its main objectives to grow in revenues and streamline loss. The third quarter represents the seventh consecutive quarter of growth and in line with our previous statements, it was accompanied by a significant decrease in our loss and overall expenses. We remain focused on delivering strong revenue growth and improved overall performance across our business segments and are very pleased with the preliminary top-line results announced today.”

Safe-T expects to release the fully reviewed financial statements on or before November 30, 2022.

About Safe-T Group Ltd.

Safe-T Group Ltd. (Nasdaq: SFET) (TASE: SFET) is a global provider of cyber-security and privacy solutions to consumers and enterprises. The Company operates in three distinct segments. The segments include enterprise cyber-security solutions, enterprise privacy solutions, and consumer cyber-security and privacy solutions.

Our cybersecurity and privacy solutions for consumers provide a wide security blanket against ransomware, viruses, phishing, and other online threats as well as a powerful, secured, and encrypted connection, masking their online activity and keeping them safe from hackers. The solutions are designed for advanced and basic users, ensuring full personal protection for all personal and digital information.

Our privacy solutions for enterprises are based on our world’s fastest and most advanced and secured proxy network, enabling our customers to collect data anonymously at any scale from any public sources over the web using a unique hybrid network. Our network is the only one comprised of both millions of residential exit points based on our proprietary reflection technology and hundreds of servers located at our ISP partners around the world. The infrastructure is optimally designed to guarantee the privacy, quality, stability, and the speed of the service.

Our cybersecurity solutions for enterprises, designed for cloud, on-premises and hybrid networks, mitigates attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Organizational data access, storage and exchange use cases, from outside the organization or within, are secured according to the “validate first, access later” philosophy of Safe-T’s zero trust. Our ZoneZero® solutions are available by our reseller, TerraZone Ltd., a global information security provider, as a solution or cloud service.

For more information about Safe-T, visit www.safetgroup.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses preliminary unaudited estimates of revenues, revenue growth and decreases in loss and expenses for the three- and nine-month periods ended September 30, 2022, the drivers of the Company’s revenue growth and future revenue growth and overall performance. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 29, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company is providing revenue estimates in this press release, rather than final amounts, primarily because the financial closing process and review are not yet complete and, as a result, the Company’s final results upon completion of its closing process and review may vary from these preliminary estimates.

INVESTOR RELATIONS CONTACTS:

Michal Efraty

+972-(0)52-3044404
investors@safetgroup.com